The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

03 MAR 18 AM 7:21

March 13, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C [redacted]
U.S.A [redacted]

03007840

sui Trust and Banking Company, Limited
information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ESTABLISHMENT OF A SUBSIDIARY FOR ISSUANCE OF PREFERRED SECURITIES

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 4/7

March 7, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Establishment of a Subsidiary for Issuance of Preferred Securities

We hereby announce that Mitsui Trust Holdings, Inc. has resolved to establish a wholly owned subsidiary in Cayman Islands named MTH Preferred Capital 3 (Cayman) Limited ("Subsidiary") as a vehicle to issue preferred shares (preferred securities).

The preferred securities are non-cumulative perpetual preferred shares issued by the Subsidiary, and are not accompanied with conversion rights to common shares of Mitsui Trust Holdings. The preferred shares are scheduled to be issued through private placement around the end of March 2003, after submission of a notification to and acceptance by the Financial Services Agency regarding the establishment of the Subsidiary. This issuance aims to raise the capital adequacy ratio of Mitsui Trust Holdings and The Chuo Mitsui Trust and Banking Co., Ltd. (a wholly owned subsidiary of Mitsui Trust Holdings) through increasing Tier1 capital.

(Reference) Outline of the preferred securities (Planned)

Issuer	MTH Preferred Capital 3 (Cayman) Limited: SPC to be established as a wholly owned subsidiary of Mitsui Trust Holdings, Inc, in Cayman Islands
Securities Type	Non-cumulative perpetual preferred shares
Issue Amount	Approximately 30 billion yen (Planned)
Use of Proceeds	To be provided for the Chuo Mitsui Trust and Banking Co., Ltd.
Order of Priority	The preferred shares are intended to provide holders with rights to liquidation preferences substantially similar to that of the preferred stocks directly issued by Mitsui Trust Holdings
Offering Type	Private placement

[For inquiries concerning this matter]

Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5232-8827